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                              December 12, 2023

       Lee E. Beckelman
       Chief Financial Officer
       Smart Sand, Inc.
       28420 Hardy Toll Road, Suite 130
       Spring, Texas 77373

                                                        Re: Smart Sand, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-37936

       Dear Lee E. Beckelman:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K

       Properties, page 40

   1. The summary disclosures should encompass all your properties, including both material and non-material
properties, and should appear in advance of and incremental to, the individual property
disclosures. The requirements for individual property disclosures are more extensive and
detailed in comparison and are applicable for material properties, as determined pursuant to
Item 1301 of Regulation S-K. For example, the summary
                                                        disclosures should
describe the locations of each operating, development, and exploration property to comply with
Item 1303(b)(2)(ii)(A); while the individual property disclosures should include
comparable details along with a map for each property, showing its particular location,
that is accurate to within one mile, using an easily recognizable coordinate system, to
comply with Item 1304(b)(1)(i). Please revise your filing to include and differentiate
between the summary and individual property disclosures to comply with the aforementioned
guidance.
   2.                                                   Please revise your
filing to report each individual property   s production by product as
                                                        required by Item
1303(b)(2)(i) of Regulation S-K.
 Lee E. Beckelman
FirstName
Smart Sand,LastNameLee  E. Beckelman
            Inc.
Comapany12,
December   NameSmart
              2023    Sand, Inc.
December
Page 2    12, 2023 Page 2
FirstName LastName
3. Your resource/reserve disclosures in this section are disclosed as the sum of your proven and probable reserves and/or measured/indicated/inferred resources. Please revise your filing and disclose your proven reserves separate from your probable reserves and your measured resources separate from your indicated resources and separate from your inferred resources. See Item 1303(b)(3) of Regulation S-K.
4. Please modify your filing here to state the book value of your material properties as required by Item 1304(b)(2)(iii) of Regulation S-K.
5. Please modify your filing and provide a reconciliation of your resources/reserves as reported this year to last year, as required by Item 1303(e) of Regulation S-K.
Exhibits 10.25, 10.26, 10.27 & 10.28
Geology Section 4, page E-1

6. Please modify your filings and insure you have provided at least one cross-section and one stratigraphic column of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of
         Regulation S-K.
Exhibits 10.25, 10.26, 10.27 & 10.28
Quality Section 5, page E-2

7. We reviewed the Mineral Processing and Metallurgical testing section of your technical report summary. Please modify your filing and include the qualified
person   s opinion on
         the adequacy of the metallurgical test data as required by Item 601(b)(96)(iii)(B)(10)(v) of
         Regulation S-K.
Exhibits 10.25, 10.26, 10.27 & 10.28
Market Analysis Section 10, page E-3

8. Please modify your filing to describe your individual salable product specifications and present the 5-year historic prices along with your forecast pricing. See Item
         601(b)(96)(iii)(B)(16)(i) of Regulation S-K.
Exhibit 10.25 Oakdale
Projected Sales Revenue, Production Costs, and Capex Section 1, page E-4

9. We note the totals found in Table 1.10 do not correspond to the totals found in Table
         12.3. Please review and modify your filing to correct this variance.
Exhibit 10.27 Auburn & Hixton
New Auburn Mine Section 3, page E-5

10. Please modify your filing and locate your property within one-mile using an easily recognizable coordinate system as required by Item
601(b)(96)(iii)(B)(3)(i) of Regulation
         S-K
 Lee E. Beckelman
Smart Sand, Inc.
December 12, 2023
Page 3
Sand Quality Section 3
Prior Exploration Data Section 3, page E-6

11. Please modify your filing and provide the opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures as required by
         Item 601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.
Exhibit 10.27 Auburn & Hixton
Sand Quality Section 3, page E-7

12.      Please modify your filing and provide the qualified person   s opinion
regarding the
         adequacy of the data and verification procedures for the purposes of the technical report summary as required the by Item 601(B)(96)(iii)(b)(9)(iii) of Regulation S-K.
Exhibit 10.27 Auburn & Hixton
Resource Estimate and Classification Section 3, page E-8

13. We note your resource estimates do not disclose any economic information in this section and elsewhere in your filing. Please modify your filing and demonstrate your resource estimates are economic by disclosing the required modifying factors, specifically the current or updated commodity prices, operating costs, along with the estimated mining and metallurgical recoveries or remove your resource estimates from your filing. See
         Item 601(b)(96)(iii)(B)(11)(ii) & (iii).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact George K. Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameLee E. Beckelman                            Sincerely,
Comapany NameSmart Sand, Inc.
                                                              Division of
Corporation Finance
December 12, 2023 Page 3                                      Office of Energy
& Transportation
FirstName LastName